UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

Elizabeth N. Cohernour Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

294,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

294,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward W. Pollock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

440

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

440

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

Item 1.	Security and Issuer.

Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100 Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Common Stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a, f)
This  statement  is  being  filed by (i)  Wintergreen  Fund,  Inc. ("Wintergreen Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"),  (ii) Wintergreen Partners Fund, LP ("Wintergreen Partners"), a Delaware limited partnership, (iii) Wintergreen Advisers, LLC ("Wintergreen Advisers"), a Delaware limited liability company which acts as sole investment manager  of  the  Wintergreen Fund,  Wintergreen Partners  and  other investment vehicles, and (iv) Edward W. Pollock ("Pollock").  (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Advisers and Pollock may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)
The principal business address of the Reporting Persons (except for Pollock) is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.  The principal business address of Pollock is 1807 Laurel Oak Drive, Valrico, FL 33596.

(c)
Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain registered and private investment funds, including Wintergreen Partners and Wintergreen Fund. Wintergreen Partners is a Delaware limited partnership.  Wintergreen Fund is an investment company registered under the Investment Company Act.  Pollock provides consulting services to Wintergreen Advisers under an agreement between Wintergreen Advisers and an entity controlled by Pollock.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting  Persons have, during the last  five  years,  been  a  party  to a civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding were or are  subject  to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,553,075 Shares, Wintergreen Fund may be deemed to beneficially own 1,232,334 Shares and Wintergreen Partners may be deemed to beneficially own 294,100 Shares.  The source of funds used to purchase the Shares was the working capital of Wintergreen Fund, Wintergreen Partners and other investment vehicles managed by Wintergreen Advisers.  As of the date hereof Pollock may be deemed to beneficially own 440 shares.  The source of funds used to purchase the Shares was Pollock's personal funds. The aggregate funds used by the Reporting Persons to make the purchases were approximately $71.5 million.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.  On November 14, 2016, the Reporting Persons (excluding Pollock) delivered a proposal (the "Proposal") to the Issuer presenting four director nominees for inclusion in the Issuer's 2017 proxy statement.  A copy of the Proposal is attached hereto as Exhibit B and incorporated herein by reference.

At the Issuer's 2016 Annual Meeting, over 69% of the votes cast supported the proposal to hire an independent adviser to evaluate ways to maximize shareholder value through the sale of the Issuer or through the liquidation of the Issuer's assets.  Although the Issuer retained Deutsche Bank to review strategic alternatives, the Reporting Persons believe CTO has been less than forthcoming regarding the results of the review, and Wintergreen Adviser's nominees will seek to complete this mandate in a transparent and shareholder-friendly manner.

Wintergreen Advisers' nominees (the "Nominees") for the Issuer's 2017 annual meeting include (1) Liz Cohernour, Chief Operating Officer of Wintergreen Advisers, (2) Evan Ho, a former employee of Wintergreen Advisers who currently provides consulting services to Wintergreen Advisers pursuant to an agreement between Wintergreen Advisers and an entity controlled by Mr. Ho, (3) Edward Pollock, who currently provides consulting services to Wintergreen Advisers pursuant to an agreement between Wintergreen Advisers and an entity controlled by Pollock, and (4) David J. Winters, Chief Executive Officer of Wintergreen Advisers.  Although there is no formal written agreement, it is anticipated that each of the Nominees will vote with the other Reporting Persons and the other Nominees.
The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.  In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of the date hereof, Wintergreen Advisers may be deemed to be the beneficial owner of 1,553,075 Shares (27.1%) of the Issuer, Wintergreen Fund may be deemed to be the beneficial owner of 1,232,334 Shares (21.5%) of the Issuer, Wintergreen Partners may be deemed to be the beneficial owner of 294,100 Shares (5.1%) of the Issuer and Pollock may be deemed to be the beneficial owner of 440 Shares (0.0%) of the Issuer, each based upon the 5,739,566 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2016.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 294,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 294,100 Shares.

Pollock has the sole power to vote or direct the vote of 440 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 440 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit C.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Statement Exhibit B: Proposal of Director Nominees Exhibit C: Transactions in the Shares by the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2016
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Edward W. Pollock
/s/ Edward W. Pollock

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D, amendment number 5, dated November 14, 2016, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.
Dated:  November 15, 2016
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Edward W. Pollock
/s/ Edward W. Pollock

Exhibit B

Consolidated-Tomoka Land Co.
c/o Daniel E. Smith, Corporate Secretary
Post Office Box 10809
Daytona Beach, FL 32120-0809

November 14, 2016

Dear Mr. Smith:

Wintergreen Advisers, LLC presents the following Director Nominees for inclusion in Consolidated-Tomoka Land Co.'s 2017 proxy statement:

Nominating Shareholder Information:

The nominating shareholder is Wintergreen Advisers, LLC (the "Adviser"), 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046. The Adviser's phone number is (973) 263-2600. As of the date of this notice, the Adviser may be deemed to beneficially own 1,553,075 shares of common stock, par value $1.00 per share ("Stock"), of Consolidated-Tomoka Land Co. ("CTO" or the "Company"), which constitutes 27.06% of CTO's Stock outstanding. The Stock was purchased between February 21, 2006 and November 10, 2016. The Adviser is the investment adviser to Wintergreen Fund, Inc. (the "Fund"), a registered investment company, which is the beneficial owner of 1,232,334 shares of Stock (approximately 21.47% of the outstanding shares). The Adviser also serves as investment adviser to other pooled investment vehicles, which also own additional Stock (the Fund, the other investment vehicles and the Adviser, collectively, "Wintergreen"). Wintergreen has beneficially owned more than 10% of the Stock since May 2006. Wintergreen has a good faith intention to maintain an ownership interest in CTO and to attend the annual meeting to present the following nominations.

Director Nominee Information:

In accordance with the instructions provided in the Company's Proxy Statement filed on March 15, 2016, we hereby submit the following information (including the information attached as Appendix A), with regards to the nominees:

Nominee Information

Name	Age	Contact Information	Business Experience
Elizabeth N. Cohernour	66	Business Address: Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, NJ 07046 Residential Address XXXXXXXXXXXX XXXXXXXXXXXX Telephone XXXXXXXXXXX Email XXXXXXXXXX
 Ms. Cohernour has over 30 years of legal experience. Prior to co-founding Wintergreen Advisers in 2005, she served as General Counsel and Senior Vice President at Franklin Mutual Advisers and Mutual Series Fund Inc., a group of global and equity value funds. Mrs. Cohernour has responsibility for non-investment operations of Wintergreen. She holds a Juris Doctor degree.

Evan H. Ho	50	Business Address: XXXXXXXXXXX XXXXXXXXXXX Residential Address XXXXXXXXXXX Telephone XXXXXXXXXXX Email XXXXXXXXXXX
Prior to forming Value Investor Resources, Inc. in 2015, Mr. Ho worked at Wintergreen Advisers from 2006 to 2014 as a securities analyst. With over 20 years' experience in the securities and banking industry, including domestic and international roles at BNP Paribas and Bankers Trust, he has gained broad expertise in equity analysis and corporate credit analysis. Mr. Ho graduated with a BA in Economics from Georgetown University and an MBA in Finance from the Wharton School of The University of Pennsylvania.

Name	Age	Contact Information	Business Experience
Edward W. Pollock	67	Business Address: XXXXXXXXXXX XXXXXXXXXXX Residential Address XXXXXXXXXXX Telephone XXXXXXXXXXX Email XXXXXXXXXXX
Mr. Pollock has over 35 years' experience in real estate, and industrial and economic development. From 1984 up to his retirement in 2010, Mr. Pollock was the Central and South Florida Manager of Regional Development & Site Design for CSX Transportation, Inc. In his role in Regional Development, Mr. Pollock coordinated the identification and marketing of rail serviceable industrial sites. He worked with various developers on designing industrial parks that could offer rail service, identifying stand-alone, rail serviceable, industrial sites and then participated with other CSX departments for marketing of sites to various, and specific, prospective customers. Mr. Pollock worked closely with the Tampa Port Authority, Manatee County Port Authority, Florida Department of Transportation, various Short-Line Railroads, Enterprise Florida, various municipalities, and site consultants in attracting industry to Florida. After retiring from CSX Transportation in 2010, Mr. Pollock has been the principal manager of Pollock Consulting & Enterprises, Inc. Pollock Consulting & Enterprises, Inc. assists clients in identifying industrial sites, specializing in rail serviceable industrial sites and is presently working with several entities as an owner representative and consultant in developing their properties. Pollock Consulting & Enterprises is presently a Florida State approved contractor and is working with Florida Department of Transportation, District 7, in addressing various logistical rail issues as well as various economic development issues for FDOT District 4.

David J. Winters	54	Business Address: Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, NJ 07046 Residential Address XXXXXXXXXXX XXXXXXXXXXX Telephone XXXXXXXXXXX Email XXXXXXXXXXX
David J. Winters is the Chief Executive Officer of Wintergreen Advisers, LLC. Mr. Winters has over 30 years of experience analyzing securities and is responsible for determining general investment advice to be given to clients. He is Portfolio Manager of our clients, including Wintergreen Fund, Inc., a no-load, Global Value Fund which launched in October 2005. Prior to co-founding Wintergreen Advisers in May 2005, he held various positions with Franklin Mutual Advisers where he led Mutual Series Fund Inc., a group of global and domestic equity value funds, including serving as the Portfolio Manager of Mutual Discovery from 2001 through 2005. Mr. Winters holds the Chartered Financial Analyst (CFA) designation.

Supporting Statement:
At the Company's 2016 Annual Meeting, over 69% of the votes cast supported Wintergreen's proposal to hire an independent adviser to evaluate ways to maximize shareholder value through the sale of CTO or through the liquidation of CTO's assets.  Although the Company retained Deutsche Bank to review strategic alternatives, we believe CTO has been less than forthcoming regarding the results of the review, and Wintergreen's nominees will seek to complete this mandate in a transparent and shareholder-friendly manner.

We believe a vote for each of these nominees would benefit all shareholders.

**********

Please direct any questions regarding the information contained in this correspondence to our legal counsel, Patricia Poglinco ((212) 574-1247) or Nicholas Miller ((212) 574-1359) of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004.

Sincerely,

David J. Winters, CEO Liz Cohernour, COO

Appendix A
Information Regarding the Nominees

Elizabeth N. Cohernour

1) The nominee has consented to being named in a proxy statement, to be interviewed by the Corporate Governance Committee and to serving as director if elected (please see attached).

2) The nominee is not party to any material proceeding adverse to the Company or any of its subsidiaries nor does she have a material interest adverse to the Company or any of its subsidiaries.

3) The nominee does not have a family relationship with any director, executive officer of the Company or with any other nominee for director or executive officer of the Company.

4) Ms. Cohernour serves as a director for Wintergreen Partners Offshore Master Fund, Ltd, a Cayman Islands limited duration company.  This entity does not have a compensation committee, is not publicly traded, and does not file annual reports with the SEC.

5) (a) The nominee has not in the last five years, filed a petition under federal bankruptcy laws or any state insolvency laws, nor has a receiver, fiscal agent or similar officer been appointed by a court for (i) the business or property of nominee, (ii) any partnership in which nominee was general partner, or (iii) any business or corporation for which nominee was an executive officer in at or within two years before the time of such filing.
 (b) The nominee has not in the last ten years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).
(c) The nominee has not in the last five years been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:
(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
(ii) Engaging in any type of business practice; or
(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
(d) The nominee has not in the last five years been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days her right to engage in any activity described in paragraph (c) above, or to be associated with persons engaged in any such activity; and
(e) The nominee has not in the last five years, been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.
(f) The nominee was not in the last five years, found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

6) None of the nominee or her related persons has a direct or indirect interest in any transaction or series of similar transactions since the beginning of the Company's last fiscal year or any currently proposed transaction or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

7) As of the date of this notice, Wintergreen Advisers, LLC (the "Adviser") may be deemed to beneficially own 1,553,075 shares of common stock, par value $1.00 per share ("Stock"), of CTO, which constitutes 27.06% of CTO's Stock outstanding. The Stock was purchased between February 21, 2006 and November 10, 2016. The Adviser is the investment adviser to the Fund which is the beneficial owner of 1,232,334 shares of Stock (approximately 21.47% of the outstanding shares). The Adviser also serves as investment adviser to other pooled investment vehicles, which also own additional Stock. Wintergreen has beneficially owned more than 10% of the Stock since May 2006.  Solely for the purposes of Section 16 of the Securities Exchange Act of 1943, as amended, the Adviser disclaims beneficial ownership of the Stock except to the extent of its pecuniary interest therein.

8) Although there is no formal written agreement, it is anticipated that Ms. Cohernour will vote with the other nominees nominated by the Adviser.The nominee does not currently hold any position or office with the Company nor has she ever served previously as a director of the Company. Neither nominee nor any of her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

9) Except as disclosed, nominee is not, nor within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

10) Except as disclosed, there is no arrangement or understanding pursuant to which the nominee is proposed to be elected.

11) As previously disclosed, Ms. Cohernour is the Chief Operating Officer of the Adviser, which may be deemed to beneficially own 26.9% of CTO's Stock.

12) The nominee has indicated her availability in respect of the meetings of the Board that have been scheduled for calendar year 2017 to the extent that they are known.

Evan H. Ho

1) The nominee has consented to being named in a proxy statement, to be interviewed by the Corporate Governance Committee and to serving as director if elected (please see attached).

2) The nominee is not party to any material proceeding adverse to the Company or any of its subsidiaries nor does he have a material interest adverse to the Company or any of its subsidiaries.

3) The nominee does not have a family relationship with any director, executive officer of the Company or with any other nominee for director or executive officer of the Company.

4) The nominee is not a director of any entities.

5) (a) The nominee has not in the last five years, filed a petition under federal bankruptcy laws or any state insolvency laws, nor has a receiver, fiscal agent or similar officer been appointed by a court for (i) the business or property of nominee, (ii) any partnership in which nominee was general partner, or (iii) any business or corporation for which nominee was an executive officer in at or within two years before the time of such filing.
 (b) The nominee has not in the last ten years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).
(c) The nominee has not in the last five years been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:
(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
(ii) Engaging in any type of business practice; or
(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
(d) The nominee has not in the last five years been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days his right to engage in any activity described in paragraph (c) above, or to be associated with persons engaged in any such activity; and
(e) The nominee has not in the last five years, been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.
(f) The nominee was not in the last five years, found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

6) None of the nominee or his related persons has a direct or indirect interest in any transaction or series of similar transactions since the beginning of the Company's last fiscal year or any currently proposed transaction or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

7) The nominee has not purchased or sold any securities of the Company during the past two years. No associate of nominee owns beneficially, directly or indirectly, any securities of the Company. Nominee does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company.

8) Although there is no formal written agreement, it is anticipated that Mr. Ho will vote with the other nominees nominated by the Adviser.  As further described below, an independent consulting agreement exists between the Adviser and Value Investor Resources, Inc., of which Mr. Ho is the sole owner.  The nominee does not currently hold any position or office with the Company nor has he ever served previously as a director of the Company. Neither nominee nor any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

9) Except as disclosed, nominee is not, nor within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

10) Except as disclosed, there is no arrangement or understanding pursuant to which the nominee is proposed to be elected.

11) Mr. Ho was an employee of the Adviser from 2006 to 2014.  An independent consulting agreement exists between the Adviser and Value Investor Resources, Inc., of which Mr. Ho is the sole owner.  Mr. Ho is compensated by the Adviser for research and analytical work.  The agreement became effective on January 12, 2015 and continues through the date that this questionnaire was completed.  Although there is no formal written agreement, it is anticipated that Mr. Ho will vote with the other nominees nominated by the Adviser.  The nominee will not receive any compensation from Wintergreen for his services as director of the Company.

12) The nominee has indicated his availability in respect of the meetings of the Board that have been scheduled for calendar year 2017 to the extent that they are known.

Edward W. Pollock

1) The nominee has consented to being named in a proxy statement, to be interviewed by the Corporate Governance Committee and to serving as director if elected (please see attached).

2) The nominee is not party to any material proceeding adverse to the Company or any of its subsidiaries nor does he have a material interest adverse to the Company or any of its subsidiaries.

3) The nominee does not have a family relationship with any director, executive officer of the Company or with any other nominee for director or executive officer of the Company.

4) The nominee is not a director of any entities.

5) (a) The nominee has not in the last five years, filed a petition under federal bankruptcy laws or any state insolvency laws, nor has a receiver, fiscal agent or similar officer been appointed by a court for (i) the business or property of nominee, (ii) any partnership in which nominee was general partner, or (iii) any business or corporation for which nominee was an executive officer in at or within two years before the time of such filing.
 (b) The nominee has not in the last ten years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).
(c) The nominee has not in the last five years been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:
(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
(ii) Engaging in any type of business practice; or
(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
(d) The nominee has not in the last five years been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days his right to engage in any activity described in paragraph (c) above, or to be associated with persons engaged in any such activity; and
(e) The nominee has not in the last five years, been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.
(f) The nominee was not in the last five years, found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

6) None of the nominee or his related persons has a direct or indirect interest in any transaction or series of similar transactions since the beginning of the Company's last fiscal year or any currently proposed transaction or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

7) The nominee currently holds 440 shares of the Company, which were purchased during the past two years.

8) Except as described herein, there is no other arrangement or understanding between nominee and any other person pursuant to which he was or is to be selected as a nominee or director. The nominee does not currently hold any position or office with the Company nor has he ever served previously as a director of the Company. Although there is no formal written agreement, it is anticipated that Mr. Pollock will vote with the other nominees nominated by the Adviser.  Certain agreements exist between the Adviser, the entity nominating Mr. Pollock, and entities controlled by the principals of the Adviser, and Pollock Consulting & Enterprises, Inc., an entity that Mr. Pollock controls, as described below.

9) Except as disclosed, nominee is not, nor within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

10) Except as disclosed, there is no arrangement or understanding pursuant to which the nominee is proposed to be elected.

11) Certain agreements exist between the Adviser, the entity nominating Mr. Pollock, and entities controlled by the principals of the Adviser, and Pollock Consulting & Enterprises, Inc., an entity that Mr. Pollock controls.  Mr. Pollock is currently compensated by the Adviser and its affiliates for research and analytical work and has been performing work for the Adviser since February 23, 2016.  Although there is no formal written agreement, it is anticipated that Mr. Pollock will vote with the nominees nominated by the Adviser.  The nominee will not receive any compensation from Wintergreen for his services as director of the Company.

12) The nominee has indicated his availability in respect of the meetings of the Board that have been scheduled for calendar year 2017 to the extent that they are known.

David J. Winters

1) The nominee has consented to being named in a proxy statement, to be interviewed by the Corporate Governance Committee and to serving as director if elected (please see attached).

2) The nominee is not party to any material proceeding adverse to the Company or any of its subsidiaries nor does he have a material interest adverse to the Company or any of its subsidiaries.

3) The nominee does not have a family relationship with any director, executive officer of the Company or with any other nominee for director or executive officer of the Company.

4) The nominee is not a director of any entities.

5) (a) The nominee has not in the last five years, filed a petition under federal bankruptcy laws or any state insolvency laws, nor has a receiver, fiscal agent or similar officer been appointed by a court for (i) the business or property of nominee, (ii) any partnership in which nominee was general partner, or (iii) any business or corporation for which nominee was an executive officer in at or within two years before the time of such filing.
 (b) The nominee has not in the last ten years been convicted of a criminal proceeding or is named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).
(c) The nominee has not in the last five years been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:
(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
(ii) Engaging in any type of business practice; or
(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
(d) The nominee has not in the last five years been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days his right to engage in any activity described in paragraph (c) above, or to be associated with persons engaged in any such activity; and
(e) The nominee has not in the last five years, been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.
(f) The nominee was not in the last five years, found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

6) None of the nominee or his related persons has a direct or indirect interest in any transaction or series of similar transactions since the beginning of the Company's last fiscal year or any currently proposed transaction or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000.

7) As of the date of this notice, the Adviser may be deemed to beneficially own 1,553,075 shares of common stock, par value $1.00 per share ("Stock"), of CTO, which constitutes 27.06% of CTO's Stock outstanding. The Stock was purchased between February 21, 2006 and November 10, 2016. The Adviser is the investment adviser to the Fund which is the beneficial owner of 1,232,334 shares of Stock (approximately 21.47% of the outstanding shares). The Adviser also serves as investment adviser to other pooled investment vehicles, which also own additional Stock. Wintergreen has beneficially owned more than 10% of the Stock since May 2006. Solely for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the Adviser disclaims beneficial ownership of the Stock except to the extent of its pecuniary interest therein.

8) Although there is no formal written agreement, it is anticipated that Mr. Winters will vote with the nominees of the Adviser.  The nominee does not currently hold any position or office with the Company nor has he ever served previously as a director of the Company. Neither nominee nor any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

9) Except as disclosed, nominee is not, nor within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

10) Except as disclosed, there is no arrangement or understanding pursuant to which the nominee is proposed to be elected.

11) As previously disclosed, David Winters is CEO of the Adviser, which may be deemed to beneficially own 26.9% of CTO's Stock.

12) The nominee has indicated his availability in respect of the meetings of the Board that have been scheduled for calendar year 2017 to the extent that they are known.

Exhibit C
Transactions in the Shares by the Reporting Persons

Shares Purchased / (Sold)	Date	Price	Reporting Person
9082	11/10/2016	$52.25	Wintergreen Partners Fund, LP
918	11/10/2016	$52.25	Other private fund advised by Wintergreen Advisers
100	6/29/2016	$47.00	Pollock
340	6/13/2016	$45.37	Pollock